MEMORANDUM

To:	Securities and Exchange Commission (the “Commission”)
From:	American Railcar Industries, Inc. (“ARI,” “we,” “us,” “our” or the “Company”)
Date:	April 9, 2008
RE:	Responses to the comment letter of the Securities and Exchange Commission staff dated March 27, 2008, with respect to the Form 10-K for the year ended December 31, 2007 regarding American Railcar Industries, Inc. filed on February 22, 2008, File No. 0-51728.

The following are our responses to the March 27, 2008 letter of the Commission’s staff. For convenience, these responses are immediately preceded by the comments included in the letter of the Commission’s staff.
Liquidity and Capital Resources, page 38
-  Investing Activities, page 40
Note 25, Subsequent Events, page 89
1. SEC COMMENT:     We note from your disclosures that during January 2008 you purchased an aggregate of 1,530,000 shares of common stock of The Greenbrier Companies, Inc in the open market for $27.9 million representing approximately 9.45% of the issued and outstanding common stock of The Greenbrier Companies. Further, we also note that you have long economic exposure to an additional 400,000 shares of common stock of The Greenbrier Companies through a number of agreements, referred to as the Total Return Swaps, with counterparties. In this regard, please explain to us and revise future filings to disclose in greater detail the nature and terms of the Total Return Swaps. Tell us how such agreement, including the long economic exposure have been accounting for within your financial statements. We may have further comment upon receipt of your response.
COMPANY RESPONSE:
In January 2008, we entered into total return swap agreements covering a total of 400,000 shares of common stock of The Greenbrier Companies, Inc. (“Greenbrier”). The total notional amount of these swap agreements was approximately $7.4 million, which represents the fair market value of the referenced shares at the time we entered into the agreements. The swap agreements provide that we are entitled to receive or obligated to pay an amount equal to the aggregate increase or decrease, respectively, in the aggregate fair market value of the referenced shares of Greenbrier common stock from inception of the applicable agreement to the time of its expiration or, in accordance with the terms of such agreement, earlier settlement. In addition, at the time of an agreement’s expiration or, in accordance with the terms of such agreement, earlier settlement, we are entitled to receive other payments based on the dividend and other distributions in respect of such shares during the specified time frame. The agreements provide for cash settlement, and we do not own or have any right to acquire, vote or direct the vote of, the shares referenced by the swap agreements. At the time of an agreement’s expiration or, in accordance with the terms of such agreement, earlier settlement, we are also required to pay to our counterparty a floating rate equal to the product of the notional amount times the monthly London Interbank Offered Rate (LIBOR) plus 0.25%, which was 2.786% as of March 31, 2008. We paid no other amounts to enter into these agreements.

At the time we entered into the total return swap agreements their value was zero, as the notional amount of the swaps was the fair market value of the referenced shares, and we paid no amounts to enter into these agreements. For our quarter ended March 31, 2008 and future filings, we plan to measure our rights and obligations under those agreements based upon the fair market value movements in the referenced shares together with any other payments due. As a result, we are accounting for these swap contracts as derivatives with any resulting unrealized gain included in other income with a derivative asset on the balance sheet and any resulting unrealized loss accounted for as other loss with a derivative liability on the balance sheet.
While we may modify the language due to changes in facts or various circumstances, the following are examples of disclosures that we intend to include in our future filings with the Commission with regard to our total return swap agreements:
Disclosure Regarding Liquidity within Management’s Discussion and Analysis of Financial Condition and Results of Operations
We currently have long economic exposure to an aggregate of 400,000 shares of common stock of The Greenbrier Companies, Inc. (“Greenbrier”) through a number of agreements with counterparties, commonly known as total return swaps. These agreements provide that we are entitled to receive or obligated to pay in cash an amount equal to the increase or decrease, respectively, in the value of the referenced shares, during the period from inception of the applicable agreement to its expiration or, in accordance with the terms of such agreement, earlier settlement. In addition, at the time of an agreement’s expiration or, in accordance with the terms of such agreement, earlier settlement, we are entitled to receive other payments based on dividend and other distributions made by Greenbrier in respect of the referenced shares during the specified time frame. At the time of an agreement’s expiration or, in accordance with the terms of such agreement, earlier settlement, we are also required to pay to our counterparty a floating rate equal to the product of the notional amount times the monthly London Interbank Offered Rate (LIBOR) plus 0.25%. We are accounting for these swap agreements as derivatives with any resulting unrealized gain included in other income and any resulting unrealized loss accounted for as other loss with a derivative liability on the balance sheet. For the quarter ended March 31, 2008, our other income included $3.1 million of unrealized gain relating to these swap agreements.
Disclosure Regarding Quantitative and Qualitative Disclosures about Market Risk
We hold investments that are reported at fair value as of the reporting date, which include Greenbrier total return swap derivatives, as reported on our consolidated balance sheets. The carrying values of investments in derivatives subject to equity price risks are based on quoted market prices of the referenced security as of the balance sheet date. Market prices are subject to fluctuation and, consequently, the amount realized in the settlement of an investment in a derivative may significantly differ from the reported market value. Fluctuation in the market price of a derivative or referenced security may result from perceived changes in the economic characteristics of the issuer of the referenced security, the relative price of alternative investments and general market conditions.
Based on the balance as of March 31, 2008, we estimate that in the event of a 10% decline in fair value of the securities referenced by our derivatives, the fair value of our derivatives would decrease by $1.1 million. The selected hypothetical change does not reflect what may be considered best or worst case scenarios. Indeed, results could differ materially due to the nature of equity markets.
Disclosure Regarding Consolidated Financial Statements, Footnote XX — Derivative Contracts
During January 2008, the Company entered into total return swap agreements covering a total of 400,000 shares of common stock of The Greenbrier Companies, Inc. (“Greenbrier”). The total notional amount of these swap agreements was approximately $7.4 million, which represents the fair market value of the referenced shares at the time the Company entered into the agreements. These agreements provide that the Company is entitled to receive or obligated to pay in cash an amount equal to the increase or decrease, respectively, in the value of the referenced shares, during the period from inception of the applicable agreement to its expiration or, in accordance with the terms of such agreement, earlier settlement. In addition, at the time of an agreement’s expiration or, in accordance with the terms of such agreement, earlier settlement, the Company is entitled to receive other payments based on dividend and other distributions made by Greenbrier in respect of the referenced shares during the specified time frame. The agreements provide for cash settlement, and the Company does not own or have any right to acquire, vote, or direct the vote of, the shares referenced by the swap agreements. At the time of an agreement’s expiration or, in accordance with the terms of such agreement, earlier settlement, the Company is also required to pay to its counterparty a floating rate equal to the product of the notional amount times the monthly London Interbank Offered Rate (LIBOR) plus 0.25%, which was 2.786% as of March 31, 2008. The Company paid no other amounts to enter into these agreements. The Company accounts for these swap agreements as derivatives with any resulting unrealized gain included in other income and any resulting unrealized loss accounted for as other loss with a derivative liability on the balance sheet. For the quarter ended March 31, 2008, the Company’s other income included $3.1 million of unrealized gain relating to these swap agreements.
Other
2. SEC COMMENT:     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANY RESPONSE:
The Company notes the staff’s comment and acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that this letter is fully responsive to your comments. If you have any questions, please call myself or Bill Benac at (636) 940-6000.
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Very truly yours,
American Railcar Industries, Inc.
/s/ James J. Unger

James J. Unger
President and Chief Executive Officer